SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: stven.boehm@sutherland.com

October 13, 2016

VIA EDGAR

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	OHA Investment Corporation – File No. 814-00672 Annual Report on Form 10-K for the Year Ended December 31, 2015
Dear Ms. Fettig and Mr. Rakestraw:

On behalf of OHA Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received during our telephone conversation with you on September 13, 2016, regarding the Company’s annual report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”) filed by the Company with the SEC on March 15, 2016. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.
Comment: We refer to the Company’s Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”) and note that the Company indicated therein that it would rely on General Instruction G.(3) to Form 10-K with respect to the information required to be included in Part III of the 2014 Form 10-K. However, the Staff notes that the Company did not file (i) its definitive proxy statement with the SEC within the 120-day period set forth in General Instruction G.(3) to Form 10-K or, alternatively, (ii) an amendment to its 2014 Form 10-K to include the Part III information therein within such 120-day period. Please advise the Staff as to why the Company did not timely comply with either option (i) or (ii) noted above.

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
October 13, 2016

Response: Please be advised that the Company mailed its 2014 Form 10-K and definitive proxy statement containing the Form 10-K Part III information therein to its stockholders on April 28, 2015 (i.e., within the 120-day period required by General Instruction G.(3) to Form 10-K). However, the Company failed to file the definitive proxy statement with the SEC prior to or at the time of its mailing due to an administrative error. The error was discovered about a month later, at which time the Company immediately filed the definitive proxy statement with the SEC. The Company has augmented its compliance policies and procedures to ensure that this issue does not occur again in the future.

2.	Comment: Please confirm that the Company has not made any public sales of its securities since its most recently effective Form N-2 shelf registration statement went stale in February 2014.

Response: The Company confirms that it has not made any public sales of its securities since its most recently effective Form N-2 shelf registration statement went stale in February 2014. In addition, the Company notes that it will only make public sales of its securities pursuant to an effective registration statement filed under the Securities Act of 1933.

3.
Comment (Part A): We refer to the $61,440,000 figure in the line item entitled “net unrealized depreciation on investments” in the Company’s December 31, 2015 consolidated balance. Based on the fact that the aggregate cost and fair value of the Company’s investment portfolio were $274,264,000 and $209,707,000, respectively (which results in net unrealized depreciation of $64,557,000) at December 31, 2015, please reconcile this $64,557,000 figure with the $61,440,000 figure disclosed in the Company’s December 31, 2015 consolidated balance.

Response (Part A):

As of December 31, 2015
Investments at cost	$274,264,000
Investments at fair value	209,707,000
Unrealized loss	(64,557,000)

Benefit (provision) for taxes on unrealized appreciation (depreciation) on investments	3,117,000

Net unrealized depreciation on investments	$(61,114,000)

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
October 13, 2016

The difference between the $64,557,000 figure and the $61,440,000 figure is attributable to a $3,117,000 net tax benefit previously allocated to net unrealized gain (loss) on investments over time. This difference is derived from the Company’s consistent application of its allocation methodology prescribed by ASC 946-2251 for presentation of its income tax expense (benefit) which also included corresponding expense offsets classified in net realized capital gain (loss) sections. As a result, the impact to total equity (or net assets) is $0.

Comment (Part B):
Additionally, we refer to the following statement set forth on page 78 of the 2015 Form 10-K:
“As of December 31, 2015, the components of net assets (excluding paid in capital) on a tax basis consisted of a $5.9 million undistributed net investment loss and net unrealized depreciation on portfolio investments of $65.4 million. As of December 31, 2015, we had long-term and short-term capital loss carryforwards of $36.7 million and $0.6 million, respectively, which do not expire. In addition, we have a $22.4 million remaining capital loss carryforward balance generated in the year ended December 31, 2010, that expires in 2018, for a total remaining capital loss carryforward of $59.7 million at December 31, 2015. At December 31, 2015, the aggregate cost of total portfolio investments for federal income tax purposes was $279.4 million, resulting in gross unrealized appreciation of $1.4 million and gross unrealized depreciation of $71.0 million. The difference between cost of investments for book and tax amounts for federal income tax purposes was due primarily to timing differences in recognizing certain gains and losses on investment transactions.” [Emphasis added.]

Based on the foregoing, we calculate tax basis of $69.6 million for net unrealized depreciation on investments at December 31, 2015 (i.e., $71.0 million of gross unrealized depreciation minus $1.4 million of gross unrealized appreciation). Please reconcile this $69.6 million figure with the $65.4 million figure highlighted in the text above.
Response (Part B): In the paragraph on page 78 of the 2015 Form 10-K referenced above, the $65.4 million figure should be adjusted to $69.6 million, which is the correct tax basis of net unrealized depreciation on investments. This tax figure will be corrected in future SEC filings.

1 FASB ASC 946-225-45-4 prescribes that income tax expense (benefit) should be presented by investment companies under the separate income categories (such as investment income or realized and unrealized gains) to which it applies.

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
October 13, 2016

4.
Comment: We refer to the “Other income” line item set forth on the consolidated statements of operations. Please review and consider the following guidance set forth in the September 16, 2014 AICPA Expert Panel Meeting Minutes regarding the nature of other income in connection with the preparation of the Company’s future SEC filings:

“The SEC staff discussed it may be important for BDC shareholders to understand the amount of income generated by BDCs that is non-recurring. The SEC staff noted that BDCs may receive certain non-recurring fees from their borrowers, including up-front fees (e.g., financing fees or structuring fees) and back-end fees (e.g., prepayment fees or unamortized original issue discount (OID)). However, BDCs generally have not disclosed the impact of these non-recurring fees on earnings and/or yield (e.g., in either the financial statements or in Management’s Discussion and Analysis). The SEC staff believes disclosure of the impact of non-recurring fees on earnings and/or yield could be important to the users of financial statements to help investors analyze the BDC’s potential future cash flows and dividend sustainability.”
Response: The Company undertakes to determine whether it should augment the disclosure contained in its future SEC filings with respect to “other income” earned by it in light of the above-referenced guidance.

5.
Comment: We refer to the return of capital line item set forth in the consolidated statement of changes in net assets for the year December 31, 2014. We also note that the tax disclosure contained in the notes to the Company’s consolidated financial statements does not reference any tax return of capital payments made by the Company. Please inform the Staff as to (a) whether the above-referenced return of capital figure is solely a book return of capital; (b) how shareholders were notified of the nature of this distribution; and (c) the basis for the Company’s determination to return capital.

Response: The return of capital was both on a book and tax basis. Shareholders were notified of the nature of the distribution through a Section 19(a) Notice mailed on or about October 7, 2014, the payment date for the corresponding distribution. Given that the Company had been paying a $0.16 per share quarterly distribution over the prior three quarters as well as the fact that income projections for 2015 prepared at that time supported the maintenance of a $0.16 quarterly distribution rate during 2015, the Company determined that it would pay a distribution in the amount of $0.16 per share for the fourth quarter of 2014 even though a portion thereof could constitute a return of capital.

6.
Comment: Please inform the Staff whether the Company has assessed the implications of Rule 3-09 and Rule 4-08(g) of Regulation S-X on its financial statement presentation and related disclosure. Also, please advise the Staff of the methodology used by the Company with respect to the income test employed in connection therewith.

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
October 13, 2016

Response: The Company has undertaken an analysis related to Rules 3-09 and 4-08(g) of Regulation S-X and confirms that no additional financial statements or disclosure relating thereto is required to be included in its SEC filings as a result thereof. In addition, please be advised that the Company included the following three components in connection with calculating the income test for each of its applicable portfolio companies: (1) interest, dividend and other income recorded by the Company from the portfolio company during the period in question, (ii) the change in unrealized appreciation (depreciation) recognized by the Company with respect to the portfolio company investment during the period in question and (iii) any realized gains recognized by the Company with respect to the portfolio company investment during the period in question.

7.
Comment: The Staff notes that the Company’s investment in the preferred units of Spirit Resources, LLC are valued at zero at December 31, 2015. In light of such fact, shouldn’t this investment also be marked as a non-income producing investment?

Response: The Company did mark its investment in Spirit Resources, LLC as non-income producing in the Company’s MD&A under the "Portfolio Credit Quality" section. The Company will mark this investment as a non-income producing investment in the schedule of investments in future SEC filings.

8.	Comment: In future SEC filings, please disclose the number of Class A units owned by the Company in OCI Holdings, LLC.

Response: The Company will comply with this comment in its future SEC filings.

9.
Comment: For future filings, please disclose that the Company follows the accounting and reporting requirements under Financial Accounting Standards Board Accounting Standards Codification Financial Services – Investment Companies, or ASC 946 (ASU 2013-08). The Staff notes that this disclosure should probably appear in Note 2 – “Accounting Policies” in the notes to the Company’s financial statements.

Response: The Company will comply with this comment in its future SEC filings.

10.
Comment: We refer to Note 5 – “Investment Management” in the Company’s financial statements and the discussion of the Company’s investment advisory agreement contained therein. Please confirm that capital gains incentive fees are accrued consistent with AICPA Audit Risk Alert Investment Companies Industry Developments - 2011/12, which is pasted below:

SEC Filings Observations

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
October 13, 2016

.82 Certain BDCs are accruing incentive fees in their financial statements based on the amount by which net realized gains (that is, realized gains less realized losses) exceed unrealized losses and are excluding unrealized gains in this calculation. This incentive fee accrual methodology is not in accordance with the accrual basis of accounting in generally accepted accounting principles (GAAP) or TIS section 6910.29. BDCs should accrue incentive fees based on the amount by which net realized gains and unrealized gains exceed unrealized losses even though Section 205(b)(3) of the Advisers Act prohibits advisers from receiving payment of fees based on unrealized gains.
Response: At December 31, 2015, or any at any quarter ended during 2015, the Company did not owe any capital gains fee to Oak Hill Advisors, L.P. based on the methodology by which such fee is calculated under the Investment Advisory Agreement. The Company tracks its net realized and unrealized positions on a quarterly basis and confirms that it will accrue any capital gains portion of the incentive fee in accordance with GAAP or TIS section 6910.29.

11.
Comment: We refer to Note 5 – “Investment Management” to the Company’s financial statements and the discussion of the Company’s purchase of U.S. Treasury Bills with borrowed funds at quarter-end. Please confirm to the Staff that the Company does so solely to satisfy quarter-end diversification requirements related to the Company’s election to be taxed as a regulated investment company under the Internal Revenue Code.

Response: The Company confirms that the foregoing purchases were done solely to satisfy quarter-end diversification requirements related to the Company’s election to be taxed as a regulated investment company under the Internal Revenue Code.

12.	Comment: We refer to the following statement contained in Note 10 – “Fair Value” in the notes to the Company’s financial statements:

“We did not have any liabilities measured at fair value at December 31, 2015 or December 31, 2014.”

In accordance with FASB ASC 825-10-50, if the fair value option is not elected for any of the Company’s liabilities, it should still disclose the fair value thereof in the notes to its financial statements.

Response: The Company will comply with this comment in its future SEC filings.

13.
Comment: We refer to Note 12 – “Financial Highlights” in the notes to the Company’s financial statements. As required by Instruction 14 to Item 4 of Form N-2, please add a footnote to the “Financial Highlights” table which describes the method used to calculate the market value return and net asset value return calculations included therein.

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
October 13, 2016

Response: The Company will comply with this comment in its future SEC filings.

14.
Comment: We refer to the line items entitled “Net investment income/average net assets” and “Portfolio turnover rate” in Note 12 – “Financial Highlights” to notes to the Company’s financial statements. It appears that the last four columns of each of these line items were inverted (i.e., the last four columns in the “Net investment income/average net assets” line item should instead have been included in the “Portfolio turnover rate” line item and vice versa). Please correct the foregoing misalignment in the Company’s future SEC filings.

Response: The Company will comply with this comment in its future SEC filings.

15.
Comment: We refer to the line item entitled “Net decrease in net assets resulting from operations/average net assets” in Note 12 – “Financial Highlights” to the Company’s financial statements. The Staff notes that this line item is not required by Item 4 of Form N-2.

Response: The Company acknowledges the Staff’s comment and will determine whether it is appropriate to retain or remove such line item from the “Financial Highlights” table in its future SEC filings.

16.
Comment: We refer to expense ratios in Note 12 – “Financial Highlights” in the notes to the Company’s financial statements and note that these ratios should include the impact of taxes thereon. Please ensure that such ratios include the tax effect therein in the Company’s future SEC filings.

Response: The Company will comply with this comment in its future SEC filings.

17.
Comment: We refer to Note 12 – “Financial Highlights” in the notes to the Company’s financial statements. Please comply with Instruction 13(b) of Item 4 of Form N- 2 when calculating the “total investment return” line item included therein in future SEC filings.

Response: The Company will comply with this comment in its future SEC filings.

18.	Comment: In future SEC filings, please consider including the 200% BDC asset coverage ratio in either the “Financial Highlights” table or elsewhere in the notes to the Company’s financial statements.

Response: The Company will consider this comment in its future SEC filings.

19.
Comment: We refer to Note 7 – “Commitments and Contingencies” in the notes to the Company’s financial statements. In future SEC filings, please list unfunded commitments separately by each of the Company’s portfolio companies. Please also confirm to the Staff

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
October 13, 2016

that the Company’s unfunded commitments are fair valued and explain how the Company plans to cover its unfunded commitments. In this regard, the Staff notes that the Company’s unfunded commitments were greater than its total assets at December 31, 2015.

Response: The Company will comply with this comment in its future SEC filings. In addition, please be advised that Note 7 - “Commitments and Contingencies” to the Company’s financial statements disclosed that “as of December 31, 2015, we had investments in or commitments to fund investments to 19 portfolio companies totaling $239.3 million.” [Emphasis added.] The disclosure was intended to convey that the Company had made or funded $239.3 million of investments in 19 portfolio companies at December 31, 2015 (see the $239,267 cost figure set forth in the “Total portfolio investments” line item in the balance sheets included in the 2015 Form 10-K), and not that the Company had $239.3 million of unfunded commitments at December 31, 2105. In fact, the Company had no unfunded commitments outstanding as of December 31, 2015. The Company will clarify this disclosure in its future SEC filings.

20.
Comment: Please provide the Staff with an update on the recent activity relating to the Company’s credit facility. In addition, the Staff notes that the Company’s Form 10-Q for the quarter ended March 31, 2016 indicated that there are restrictions on the Company’s ability to pay management and incentive fees to its investment adviser as a result of the extension agreement described therein. To the extent that this restriction on paying management fees is still in effect, please (a) include a description of it in the Company’s SEC filings, and (b) to the extent that the Company has advisory fees that are accrued but not payable until it meets its obligations under the credit facility or extension agreement, advise the Staff as to whether such unpaid but accrued advisory fees should treated as senior securities for purposes of the BDC 200% asset coverage test?

Response: As disclosed in a Form 8-K filed by the Company with the SEC on September 15, 2016, the Company entered into a new credit facility which replaced its prior credit facility, including the extension agreement noted in the Staff’s comment. As a result, the Company is no longer prohibited from paying management and incentive fees to its investment adviser as a result of the extension agreement, the prior credit facility or the new credit facility.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Harry S. Pangas at (202) 383-0805.

Christina DiAngelo Fettig
Trace Rakestraw
Division of Investment Management
October 13, 2016

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:    Lisa R. Price, OHA Investment Corporation
Harry S. Pangas, Sutherland Asbill & Brennan LLP